UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: December 14, 2004

Commission File Number 333-112764

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

(Translation of registrant’s name into English)

123, Avenue de X Septembre, L-2551 Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Form 6-K

Item		Page
Item 1.	Press Release announcing the addition of two new members to the board of managers of Stratus Technologies.	3

Signatures		4

Item 1. Press Release announcing the addition of two new members to the board of managers of Stratus Technologies.

FOR IMMEDIATE RELEASE

Stratus Technologies International, S.à r.l. Appoints Two New Members to Board of Managers

LUXEMBOURG, Dec. 13, 2004 –Stratus Technologies International, S.á r.L. announced today that John B. Jones and Kevin C. Nickelberry have been appointed members of the company’s board of managers at a special shareholders meeting held on December 13, 2004.

Mr. Jones is president of Triley Ventures, LLC, a investment firm located in Ross, California. Previously, Mr. Jones was a leading equity research analyst for nearly twenty years, covering the high technology market with the firms of Schwab SoundView, Salomon Brothers, Salomon Smith Barney, Citibank, and Montgomery securities. Prior to his career as an equity research analyst, Mr. Jones held positions at several computer firms, including Stratus Computer, Wang Laboratories, and IBM.

Mr. Nickelberry is a principal at Investcorp. Prior to joining Investcorp in 2003, Mr. Nickelberry worked at JPMorgan Partners where he evaluated and executed growth-equity and leveraged buyout investments. Mr. Nickelberry also worked in the Communications, Media and Entertainment Group of Goldman, Sachs & Co. where he focused on mergers and acquisitions and corporate finance transactions.

About Stratus Technologies

Stratus Technologies is a global provider of fault-tolerant computer servers, technologies and services, with more than 20 years of experience focused in the fault-tolerant server market. Stratus® servers provide high levels of reliability relative to the server industry, delivering 99.999% uptime or better. Stratus servers and support services are used by customers for their critical computer-based operations that are required to be continuously available for the proper functioning of their businesses. For more information, visit www.stratus.com.

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© 2004 Stratus Technologies Bermuda Ltd. All rights reserved.

Stratus is a registered trademark of Stratus Technologies Bermuda Ltd. The Stratus Technologies logo is a trademark of Stratus Technologies Bermuda Ltd. All other marks are the property of their respective owners.

Investor Relations Contact

Robert C. Laufer

Senior Vice President, CFO

Stratus Technologies

978-461-7343

bob.laufer@stratus.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.
(Registrant)

Date: December 14, 2004	By:	/s/ Graham David McGregor-Smith
	Name:	Graham David McGregor-Smith
	Title:	Manager